COLUMBIA FUNDS VARIABLE INSURANCE TRUST

ONE FINANCIAL CENTER

BOSTON, MA 02111

Writer’s Direct Contact

(617) 772-3743

April 29, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-4720

Attn: Michelle C. Roberts

Re:	Columbia Funds Variable Insurance Trust (the “Registrant”)

Registration Nos. 033-14954; 811-05199

Dear Ms. Roberts:

We are writing to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) that you provided to us by telephone on March 26, 2010 in connection with post-effective amendment no. 36 to the Registrant’s registration statement on Form N-1A, filed with the SEC on February 19, 2010 pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), relating to the Registrant’s various series (each a “Fund” and, collectively, the “Funds”). Summaries of the Staff’s comments are set forth below, and each is followed by our response.

1.	Comment. In the prospectus summary section captioned “Principal Risks,” please consider summarizing the current principal risk descriptions.

Response. The Registrant believes that the principal risk descriptions currently set forth in the referenced prospectus summary section for each Fund appropriately summarize the principal risks of investing in each Fund. Accordingly, the Registrant will not further summarize these descriptions in the Registrant’s filing pursuant to Rule 485(b) under the Securities Act (the “485BPOS Filing”).

2.	Comment. Please include the full name of the Registrant on the outside front cover page of the prospectus.

Response. Item 1(a) of Form N-1A requires, among other things, that “[t]he Fund’s name” be included on the outside front cover page of the prospectus. Section A of the General Instructions to Form N-1A defines “Fund” as “the Registrant or a separate Series of the Registrant.” Therefore, the Registrant believes that Item 1(a) of Form N-1A is satisfied if the full name of the relevant Fund is set forth on the outside cover page of the prospectus. Accordingly, no change will be made in response to the Staff’s comment in the 485BPOS Filing. The Registrant notes that the Registrant’s full name, along with its registration file number under the Investment Company Act of 1940, as amended, appears on the outside back cover of the prospectus.

3.	Comment. On the outside back cover page of the prospectus, please delete the following telephone number for the SEC: 800.SEC.0330.

Response. The requested change will be made in the 485BPOS Filing.

4.	Comment. In the prospectus summary section captioned “Annual Fund Operating Expenses,” please make the footnote explaining that “Other expenses have been restated to reflect contractual changes to the fees paid by the Fund” applicable to “Total annual Fund operating expenses” as well as to “Other expenses.”

Response. The Registrant notes that, while the line item captioned “Other expenses” relates specifically to certain identifiable expenses attributable to the Fund, the line item captioned “Total annual Fund operating expenses” merely states the arithmetic sum of the line items set forth above it. Therefore, the Registrant does not believe that the footnote regarding contractual changes to fees paid by the Fund is specifically relevant to the line item captioned “Total annual Fund operating expenses.” Accordingly, no change will be made in response to the Staff’s comment in the 485BPOS Filing.

5.	Comment. In the prospectus summary section captioned “Portfolio Turnover,” please delete the phrase “and may result in higher taxes when Fund shares are held in a taxable account.”

Response. The requested change will be made in the 485BPOS Filing.

6.	Comment. In the prospectus summary section captioned “Principal Investment Strategies,” please delete disclosure regarding when the Fund’s investment adviser (or subadviser, as applicable) will sell a portfolio security and move such disclosure to the section of the prospectus containing disclosure responsive to Item 9 of Form N-1A.

Response. Item 4(a) of Form N-1A requires that the Registrant “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies….” Item 4(a) further advises that such summary should be based on the information provided in response to Item 9(b) of Form N-1A. Item 9(b), in turn, requires the Registrant to “[e]xplain in general terms how the Fund’s adviser decides which securities to buy and sell.” (Emphasis added.) Therefore, the Registrant believes that the referenced disclosure is appropriately responsive to Item 4(a). Accordingly, no change will be made in response to the Staff’s comment in the 485BPOS Filing.

7.	Comment. In the first paragraph of the prospectus summary section captioned “Performance Information,” please delete the following phrase: “(before or after taxes).”

In the same section, please delete the following sentence: “These returns do not reflect deductions of sales charges, if any, and would be lower if they did.”

Response. The requested changes will be made in the 485BPOS Filing.

8.	Comment. In the prospectus summary section captioned “Payments to Broker-Dealers and Other Financial Intermediaries,” please delete the phrase “or visit your financial intermediary’s website” unless the Registrant has confirmed that the information contemplated by such section is available on such website.

Response. The Registrant notes that the referenced disclosure does not promise that information will be available on an investor’s financial intermediary’s website; rather, the disclosure merely suggests a financial intermediary’s website as an example of where an investor may find information relevant to issues discussed in the referenced section of the prospectus. The Registrant believes that it would not be practical to inquire of every financial intermediary that may be used by a Fund investor, and notes that the prospectuses for series of Columbia Funds Series Trust I, which also have been subject to review by the Staff’s Division of Investment Management, contain the referenced phrase. Accordingly, no change will be made in response to the Staff’s comment in the 485BPOS Filing.

9.	Comment. For any Fund that discloses “Special Situations Risk” as a principal risk of investing in the Fund, please ensure that the Fund’s prospectus includes disclosure in its discussion of principal investment strategies regarding the Fund’s participation in relevant special situations.

Response. The following disclosure will be added to the section of each relevant Fund’s prospectus captioned “Principal Investment Strategies” in the 485BPOS Filing: “The Fund may invest in special situations such as companies involved in initial public offerings, tender offers, mergers and other corporate restructurings, and in companies involved in management changes or companies developing new technologies.”

10.	Comment. For each Fund that discloses “Industry Sector Risk” as a principal risk of investing in the Fund, please add disclosure to the Fund’s description of its principal investment strategies that corresponds to such risk or, alternatively, explain supplementally what current disclosure corresponds to such risk.

Response. The following disclosure will be added to the section of each relevant Fund’s prospectus captioned “Principal Investment Strategies” in the 485BPOS Filing: “The Fund may from time to time emphasize one or more economic sectors in selecting its investments.”

11.	Comment. If any of a Fund’s principal investment strategies may or may not be changed without shareholder approval, please delete the disclosure to that effect from the prospectus summary section captioned “Principal Investment Strategies” and move it to the section of the prospectus containing disclosure responsive to Item 9 of Form N-1A.

Response. The requested change will be made in the 485BPOS Filing.

We hope that these responses adequately address your concerns. Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Registrant’s registration statement filing that is the subject of this letter. Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filing. Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any further questions or comments, please do not hesitate to contact me at the number referenced above.

Very truly yours,

/s/  Ryan C. Larrenaga

Ryan C. Larrenaga

Assistant Secretary

Columbia Funds Variable Insurance Trust

4